444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE

2022-08

PolyMet taps Denton Henkelman as Vice President and Project Director

St. Paul, Minn., June 30, 2022 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, today announced the appointment of Denton Henkelman as vice president and project director.

In a career spanning 36 years, Mr. Henkelman has led engineering and construction of major hard rock mining projects including the Eagle nickel-copper mine in Michigan, the Diavik diamond mine in Canada's Northwest Territories, iron-ore expansions, oil sands developments, and ancillary facilities such as refineries, shipping ports, water management systems and railways globally. Most recently, Mr. Henkelman was project director of Baffinland Iron Mines Corp.'s major iron ore mine expansion in the Canadian Arctic.

"Denton brings deep and expansive engineering and construction management experience to PolyMet, having led or contributed significantly to the development of some of the most advanced hard rock mines in the world. We are pleased to have him join our team," said Jon Cherry, chairman, president and CEO.

Numbered in Mr. Henkelman's project development portfolio are Rio Tinto's Yarwun II alumina refinery project in Queensland, Australia, Cleveland Cliffs' Bloom Lake Iron Ore mine expansion in northern Quebec, Canada, and OPTI Canada Inc.'s Long Lake Phase I Oil Sands Upgrader located near Fort McMurray, Alberta.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2021, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.